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                                                  OMB Number   3235 0287
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or type responses)

________________________________________________________________________________
1.   Name and Address of Reporting Person*


     Vick                           Edward              H.
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   (Last)                           (First)             (Middle)


c/o Young & Rubicam Inc., 285 Madison Avenue
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                                    (Street)


New York                            New York             10017
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     Young & Rubicam Inc. (YNR)
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     11/99
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)
     Chief Creative Officer
________________________________________________________________________________
7.   Individual of Joint/Group Filing (Check applicable line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date (Month/  ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            Day/Year)      Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock, par value $0.01
per share (1)                         11/2/99        S               49,100      D      $44.0032
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Common Stock, par value $0.01
per share (1)                         11/3/99        S               50,900      D      $44.0911
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Common Stock, par value $0.01
per share (1)                         11/3/99        S              150,829      D      $44.2918  358,898       D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                          (Over)
                                                                 SEC 1474 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Rollover Options                                                                Common
(Right to Buy)      $1.92    11/2/99   M            49,100  12/12/96  12/12/01  Stock     49,100
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Rollover Options                                                                Common
(Right to Buy)      $1.92    11/3/99   M           150,829  12/12/96  12/12/01  Stock    150,829
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Rollover Options                                                                Common
(Right to Buy)      $1.92    11/3/99   M            50,900  12/12/96  12/12/01  Stock     50,900            644,416  D
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Explanation of Responses:

(1) Shares of Common Stock are represented in the hands of the Reporting Person by Voting Trust Certificates issued by the Management Voting Trust, established pursuant to the Management Voting Trust Agreement, which holds (and has the sole right to vote) shares of Common Stock beneficially owned by certain and former employees of Young & Rubicam Inc. Voting Trust Certificates and the shares of Common Stock which they represent may not be sold or purchased apart from one another.

            /s/ Mark T. McEnroe
          as attorney-in-fact for
              Edward H. Vick                                    12/9/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.